Exhibit 12.1

First Security Group Inc., and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended December 31,
Excluding interest on deposits	2014	2013	2012	2011	2010
	(dollar amounts in thousands)

Income (loss) before income tax provision	$2,943	$(12,972)	$(36,799)	$(22,669)	$(34,663)
Fixed charges	90	70	396	444	481
Earnings	$3,033	$(12,902)	$(36,403)	$(22,225)	$(34,182)

Fixed charges	$90	$70	$396	$444	$481
Preferred dividend requirements	—	1,381	2,078	2,053	2,029
Fixed charges and dividend requirements	$90	$1,451	$2,474	2,497	$2,510

Ratio of earnings to fixed charges	33.70	nm1	nm1	nm1	nm1
Ratio of earnings to fixed charges and preferred dividends	33.70	nm1	nm1	nm1	nm1

nm1 - Not meaningful, earnings were insufficient to cover fixed charges.

	Year Ended December 31,
Including interest on deposits	2014	2013	2012	2011	2010
	(dollar amounts in thousands)

Income (loss) before income tax provision	$2,943	$(12,972)	$(36,799)	$(22,669)	$(34,663)
Fixed charges	4,990	8,544	12,730	15,005	20,235
Earnings	$7,933	$(4,428)	$(24,069)	$(7,664)	$(14,428)

Fixed charges	$4,990	$8,544	$12,730	$15,005	$20,235
Preferred dividend requirements	—	1,381	2,078	2,053	2,029
Fixed charges and dividend requirements	$4,990	$9,925	$14,808	$17,058	$22,264

Ratio of earnings to fixed charges	1.59	nm1	nm1	nm1	nm1
Ratio of earnings to fixed charges and preferred dividends	1.59	nm1	nm1	nm1	nm1

nm1 - Not meaningful, earnings were insufficient to cover fixed charges.